Filed by DIANON Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company: DIANON Systems, Inc.
                                                  Commission File No.: 000-19392

FOR IMMEDIATE RELEASE
---------------------



Contacts:
DIANON Systems, Inc.                      Noonan/Russo Communications, Inc.
Kevin C. Johnson                          (212) 696-4455
President and CEO                         David Walsey (investors), ext. 230
(203) 381-4905                            news@noonanrusso.com

David R. Schreiber
Chief Financial Officer
(203) 381-4055


                  DIANON SYSTEMS, INC. ANNOUNCES 45% EPS GROWTH

       --45% EPS Growth and 50% Net Income Growth on 18% Revenue Growth--

Stratford, CT. July 19, 2001- DIANON Systems, Inc. (NASDAQ: DIAN), a leading national provider of cancer and genomic diagnostic services, today reported second quarter revenues of $28.8 million, an 18 percent increase from the $24.4 million reported in the second quarter of 2000. This 18 percent sales increase was almost entirely driven by same-store growth, with 1 percent coming from the October 2000 acquisition of a Denver-based practice. Net income for the quarter rose 50 percent to $2.4 million from the $1.6 million reported in the second quarter of 2000. Diluted EPS was $0.29, a 45 percent increase from the $0.20 reported for the second quarter of 2000.

"We are once again pleased to announce a very strong quarter on all fronts," said Kevin Johnson, DIANON's president and CEO. "All operating units are posting substantial gains over the prior year, with our physician and managed care sales organizations continuing to generate attractive top-line growth."

"In addition to the strong revenue and EPS growth, EBITDA grew 43 percent over the second quarter of 2000 and represented 17.8 percent of sales versus 14.6 percent in the year ago quarter," said David Schreiber, DIANON's CFO. "We continue to be pleased with EPS growth of 45 percent given the fact that our fully diluted share count increased to 8.0 million in the quarter from 7.7 million at the end of the second quarter 2000. Additionally, strong cash generation is reflected in our DSO of 66 days and our quarter ending cash balance of $18.5 million."

Mr. Johnson continued. "The quarter was marked not only by the continuing significant financial performance established over the past three years. but also by our agreement to acquire UroCor, Inc. UroCor is a leading national diagnostic service provider with a strong reputation for quality, innovation, and customer service. Together, we believe we will be a leader in servicing the nation's 7,500 office-based urologists, in addition to expanding DIANON's growing position in cancer diagnostics.

"In 2002, we project that our combined company will diagnose over 20 percent of all prostate cancers nationally and perform testing services for over 800,000 urology patients. We expect revenue to exceed $180 million, generating EBITDA of over $45 million, or 25 percent of sales.

"UroCor brings to DIANON a state-of-the-art facility in Oklahoma City, with advanced technical capabilities and well regarded product offerings in diagnosing and monitoring urological disorders.

"We are excited by the prospect of bringing our two fine organizations together, thereby furthering our goal to become the leader in cancer diagnostics through expert pathology and genomic testing services"

DIANON will hold a conference call on Thursday, July 19. 2001 at 8:45 a.m. Eastern Day Light Time. This conference call will offer an audio broadcast live on the Internet and can be accessed at http://www.italkservices.com/s.i?t=v&p=15306&i=1. A playback of the call will be available from 11:45 a.m. July 19th to 11:45 a.m. July 26th. PostView dial-in number: (800) 642-1687, reservation #1370708.

DIANON Systems, Inc. provides a full line of anatomic and molecular pathology testing services and the CarePath(TM) Health Information Service, which provides personalized, diagnosis-specific information to physicians and to their patients at critical moments in the health care process.

The forward-looking statements in this news release relating to management's expectations and beliefs are based on preliminary information and management assumptions. Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to revenue and earnings expectations, acquisitions, reimbursement rates and coverage, state and national regulatory compliance, the Company's maintenance of above-average quality of its services and products and competitive pressures. Further information regarding factors that could affect the Company's results is included in the Company's filings with the Securities and Exchange Commission.

A REGISTRATION STATEMENT RELATED TO THE DIANON SYSTEMS, INC. COMMON STOCK TO BE ISSUED TO THE UROCOR STOCKHOLDERS AND THE PROXY STATEMENTS RELATING TO THE MEETINGS OF THE STOCKHOLDERS OF DIANON AND UROCOR WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS SOON AS PRACTICABLE. WHEN FILED, COPIES OF THESE DOCUMENTS MAY BE OBTAINED FREE OF CHARGE ON THE SEC WEBSITE (WWW.SEC.GOV). THESE DOCUMENTS SHOULD BE CAREFULLY REVIEWED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

DIANON AND UROCOR, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF DIANON AND UROCOR IN CONNECTION WITH THE MERGER. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OP DIANON AND THEIR OWNERSHIP OF DIANON SHARES IS SET FORTH IN DIANON'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF UROCOR AND THEIR OWNERSHIP OF UROCOR STOCK IS SET FORTH IN THE PROXY STATEMENT FOR UROCOR'S 2000 ANNUAL MEETING OF STOCKHOLDERS. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

Editors note: For additional information on DIANON Systems, Inc., please refer to our Web site at: www.dianon.com. This release is also available at www.noonanrusso.com.

news@noonanrusso.com

                              DIANON SYSTEMS, INC.
                             STATEMENT OF OPERATIONS
                          FOR THE PERIOD ENDED JUNE 30
                                 (000'S OMITTED)


                                          Three Months Ended        Six Months Ended
                                               June 30,                 June 30,
                                          2001          2000        2001        2000
                                        -------       -------     -------     -------

Net Revenues                            $28,762       $24,426     $55,565     $46,505

Cost of Sales                            15,841        13,832      30,836      26,580
                                        -------       -------     -------     -------

        Gross Profit                     12,921        10,594      24,729      19,925

Selling, General & Administrative
 Expenses                                 8,363         7,546      16,233      14,430

Amortization of Intangible Assets           422           198         677         401

Research & Development Expenses             316           271         668         443
                                        -------       -------     -------     -------

        Income from Operations            3,820         2,579       7,151       4,651

Interest Income, Net                        158            70         273         115
                                        -------       -------     -------     -------

        Income Before Provision
         for Income Taxes                 3,978         2,649       7,424       4,766

Provision for Income Taxes                1,611         1,073       3,007       1,930
                                        -------       -------     -------     -------

        Net Income                      $ 2,367       $ 1,576     $ 4,417     $ 2,836
                                        =======       =======     =======     =======


Earnings Per Share:
   Basic                                  $0.32         $0.22       $0.60       $0.40
   Diluted                                $0.29         $0.20       $0.55       $0.37

Weighted Average Shares Outstanding:
   Basic                              7,418,827     7,083,258   7,403,437   7,070,926
   Diluted                            8,041,804     7,701,026   8,024,641   7,660,361

Supplemental Financial Information:
   EBITDA                               $ 5,114       $ 3,578     $ 9,505     $ 6,594
   EBITDA Percentage                      17.8%         14.6%       17.1%       14.2%

                              DIANON SYSTEMS, INC.
                            CONDENSED BALANCE SHEETS
                    AS OF JUNE 30, 2001 AND DECEMBER 31, 2000
                                 (000'S OMITTED)


                                                          June 30,       December 31,
                                                            2001             2000
                                                        (unaudited)        (audited)
                                                        -----------      ------------

Cash                                                     $18,459           $12,515

Accounts Receivable, Net                                  21,480            21,413

Inventory                                                  1,576             1,417

Property and Equipment, Net                                5,042             5,613

Other Assets                                              18,707            20,795
                                                        -----------      ------------

        Total Assets                                     $65,264           $61,753
                                                        ===========      ============

Current Liabilities                                      $ 7,534           $ 6,777

Long-Term Liabilities                                        168             2,717

Stockholders' Equity                                      57,562            52,259
                                                        -----------      ------------

        Total Liabilities and Stockholders' Equity       $65,264           $61,753
                                                        ===========      ============